Aloak Corp.
Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940

FILE No.
82-4221

March 13, 2006

06011850

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news release dated March 10 and 13, 2006.

Yours truly,

ALOAK INC.

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

BARBARA O'NEILL
SECRETARY

cc. AOK-USSC File

Enclosures

SEC MAIL RECEIVED
PROCESSING
MAR 24 2006
WASH. D.C.
199
SECTION

Aloak Corp.
Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. ANNOUNCES OPTION GRANT

Calgary, Alberta – March 10, 2006. Aloak Corp. ("Aloak") has granted stock options to its directors, officers, and employees/consultants to purchase up to 4,700,000 common shares for a period of five years commencing on March 9, 2006 at an exercise price of $0.18 per share, subject to regulatory approval.

CONTACTS:
Websites: www.aloakcorp.ca
www.probilling.com
Corporate Information www.aloakcorp.ca/about
Email: irelation@aloakcorp.ca

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.ca
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.ca

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Acquisition and has neither approved nor disapproved the contents of this press release.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Neither ProBilling nor Aloak will update these forward-looking statements to reflect events or circumstance safter the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak and ProBilling.

(Not for dissemination in the United States of America)

Aloak Corp.
Suite 4303-9th Street SE
Calgary, Alberta, T2G-3C8

FILE No.
82-4221

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. ANNOUNCES OPTION GRANT

Calgary, Alberta – March 10, 2006. Aloak Corp. ("Aloak") has granted stock options to its directors, officers, and employees/consultants to purchase up to 4,700,000 common shares for a period of five years commencing on March 9, 2006 at an exercise price of $0.18 per share, subject to regulatory approval.

CONTACTS:
Websites: www.aloakcorp.ca
www.probilling.com
Corporate Information www.aloakcorp.ca/about
Email: irelation@aloakcorp.ca

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.ca
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.ca

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Acquisition and has neither approved nor disapproved the contents of this press release.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Neither ProBilling nor Aloak will update these forward-looking statements to reflect events or circumstance safter the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak and ProBilling.

(Not for dissemination in the United States of America)

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

FILE No. 82-4221

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. ANNOUNCES OPTION GRANT

Calgary, Alberta – March 10, 2006. Aloak Corp. ("Aloak") has granted stock options to its directors, officers, and employees/consultants to purchase up to 4,700,000 common shares for a period of five years commencing on March 9, 2006 at an exercise price of $0.18 per share, subject to regulatory approval.

CONTACTS:
Websites: www.aloakcorp.ca
www.probilling.com
Corporate Information www.aloakcorp.ca/about
Email: irelation@aloakcorp.ca

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.ca
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.ca

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Acquisition and has neither approved nor disapproved the contents of this press release.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Neither ProBilling nor Aloak will update these forward-looking statements to reflect events or circumstance safter the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak and ProBilling.

(Not for dissemination in the United States of America)

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

FILE No. 82-4221

ALOAK CORP. CORRECTS OPTION GRANT

Calgary, Alberta – March 13, 2006. Aloak Corp. ("Aloak") incorrectly announced the granting of a total of 4,700,000 stock options on March 10, 2006. The correct number of options granted by the Board of Directors was 4,950,000 stock options. The options were granted to its directors, officers, and employees/consultants for a period of five years commencing on March 9, 2006 at an exercise price of $0.18 per share, subject to regulatory approval.

CONTACTS:
Websites: www.aloakcorp.ca
www.probilling.com
Corporate Information www.aloakcorp.ca/about
Email: irelation@aloakcorp.ca

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.ca
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.ca

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Acquisition and has neither approved nor disapproved the contents of this press release.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Neither ProBilling nor Aloak will update these forward-looking statements to reflect events or circumstance safter the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak and ProBilling.

(Not for dissemination in the United States of America)

Aloak Corp.
Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. CORRECTS OPTION GRANT

Calgary, Alberta – March 13, 2006. Aloak Corp. ("Aloak") incorrectly announced the granting of a total of 4,700,000 stock options on March 10, 2006. The correct number of options granted by the Board of Directors was 4,950,000 stock options. The options were granted to its directors, officers, and employees/consultants for a period of five years commencing on March 9, 2006 at an exercise price of $0.18 per share, subject to regulatory approval.

CONTACTS:
Websites: www.aloakcorp.ca
www.probilling.com
Corporate Information www.aloakcorp.ca/about
Email: irelation@aloakcorp.ca

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.ca
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.ca

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Acquisition and has neither approved nor disapproved the contents of this press release.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Neither ProBilling nor Aloak will update these forward-looking statements to reflect events or circumstance safter the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak and ProBilling.

(Not for dissemination in the United States of America)

Aloak Corp.
Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. CORRECTS OPTION GRANT

Calgary, Alberta – March 13, 2006. Aloak Corp. ("Aloak") incorrectly announced the granting of a total of 4,700,000 stock options on March 10, 2006. The correct number of options granted by the Board of Directors was 4,950,000 stock options. The options were granted to its directors, officers, and employees/consultants for a period of five years commencing on March 9, 2006 at an exercise price of $0.18 per share, subject to regulatory approval.

CONTACTS:
Websites: www.aloakcorp.ca
www.probilling.com
Corporate Information www.aloakcorp.ca/about
Email: irelation@aloakcorp.ca

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.ca
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.ca